UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE DE PUERTO RICO, INC. PR SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee of the Colgate-Palmolive De Puerto Rico, Inc.
Colgate-Palmolive De Puerto Rico, Inc. PR Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive De Puerto Rico, Inc. PR Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Colgate-Palmolive De Puerto Rico, Inc. PR Savings and Investment Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 27, 2013

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
Assets
Cash	$5,389	$58
Contributions receivable:
Participants	11,553	12,136
Employer	4,144	4,580
Dividends receivable	608	934
Investments at fair value	6,331,740	5,426,286
Total assets	6,353,434	5,443,994

Liabilities
Total liabilities	—	—
Net assets available for benefits	$6,353,434	$5,443,994

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

Additions

Net investment income:
Dividends	$107,580
Appreciation in the fair value of investments, net	595,444
Net investment income	703,024

Contributions:
Employer contributions	104,025
Participant contributions	285,912
Total contributions	389,937

Total additions	1,092,961

Deductions

Distributions to participants	178,799
Administrative expense	4,722

Total deductions	183,521

Increase (decrease) in net assets available for benefits	909,440

Net assets available for benefits – beginning of year	5,443,994

Net assets available for benefits – end of year	$6,353,434

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1 .    Description of the Plan

The following description of the Colgate-Palmolive de Puerto Rico, Inc. PR Savings and Investment Plan (“the Plan”) provides only general information. Participants should refer to the Plan Document for a complete description of the Plan provisions.

General

The Plan was created on February 1, 1994 to provide retirement benefits for eligible employees of Colgate-Palmolive de Puerto Rico, Inc., Colgate-Palmolive Company, Distributors, and IES Enterprises, Inc. (Puerto Rico Branch) (collectively “the Plan Sponsor”).  All three companies are wholly-owned subsidiaries of Colgate-Palmolive Company. Oriental Bank and Trust is the Trustee of the Plan, Caribbean Pension Consultants, Inc. is the Recordkeeper of the Plan and Mid Atlantic Capital Corp. is the Custodian of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and has been established to comply with the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended.

On January 31, 2011, the Puerto Rico Treasury Department enacted a new Internal Revenue Code of 2011, section 1081.01(a) and (d), which modifies rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The Plan Sponsor intends to amend or restate the Plan to comply with provisions of the new Internal Revenue Code of 2011. See Note 3.

The Plan has adopted the provisions of the Caribbean Pension Consultants, Inc. Prototype Defined Contribution Retirement Plan and is administered by the Retirement Plan Committee of the Colgate-Palmolive Puerto Rico Savings and Investment Plan that has been appointed by the Plan Sponsor.

The Plan is a defined contribution plan covering all qualified employees of the Plan Sponsor. Qualified employees must comply with minimum service and age requirements of at least one year or 1,000 hours of service and 21 years of age, respectively.  Employees may begin participating on the first day of the calendar quarter following the date that the eligibility requirements are met.

Contributions

Under the new Internal Revenue Code the maximum participant contribution was increased to $13,000 for year 2012, and $15,000 for years 2013 and thereafter. Participants may also contribute to the Plan amounts representing distributions from other qualified benefit plans and may direct the investment of their contributions into various investment options offered by the Plan.

The Employer matches participant contributions at the rate of 50% of participant’s pre-tax contributions, up to a maximum of 6% of participant compensation.  The Employer can also make additional discretionary contributions.  There were no discretionary contributions made to the Plan during the year ended December 31, 2012. Employer matching contributions are invested in Colgate-Palmolive Company Common Stock.

Participant accounts

An account is maintained for each participant, credited with the participant’s contribution, the Employer’s matching contribution, and allocation of: (i) the Employer’s discretionary additional contribution, and (ii) investment income based on participant’s compensation and account balances, respectively. The benefit to which a participant is entitled upon termination of employment is the vested portion of the amount accumulated in the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions and the earnings thereon.  Vesting in the Employer’s contribution portion of their accounts is based on years of continuous service.  Participants are 50% vested in their accounts after two years of service and fully vested after three years of service.

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Forfeited accounts

Forfeitures of non-vested accounts that result because of terminations or withdrawals in any given year can be used first to reduce the Plan’s administrative expenses, and then to reduce future employer matching contributions. There were $1,211 new forfeitures during the year ended December 31, 2012. Unused forfeitures for the year ended December 31, 2011 were $3,511. The Plan Sponsor used $4,722 to pay administrative fees. The $4,722 comprise the aforementioned unused forfeitures of $3,511 and $1,211 new forfeitures during the year ended December 31, 2012. The forfeiture balance as of December 31, 2012 and 2011 totaled $0 and $3,511, respectively.

Participant loans

The Plan document stipulates that loans to participants are not permitted.

Benefit payments

Upon termination of service due to death, disability, or retirement, participants or their designated beneficiaries may elect to receive either a lump-sum distribution equal to the value of their vested account interest or periodic installments.  For termination of service for other reasons, participants receive the value of the vested interest in their accounts as a lump-sum distribution.

Plan termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and/or terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2 .    Summary of accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Investment valuation

The Plan’s investments, other than investments in money market funds, are stated at fair value based upon quoted market prices.  Money market funds are valued based on the amount of cash balances on deposit, which approximates fair value.  Units held in mutual funds are valued at the net asset value of units held by the Plan at year-end.  Purchases and sales of securities are recorded on a trade-date basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Benefit payments recognition

Benefits paid directly to participants are recorded when paid.

Cash & cash equivalents

The Plan considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and charges therein, and the disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3 .    Tax Status

The Plan Sponsor adopted a prototype plan for which the Plan Sponsor received a favorable opinion dated September 25, 2000 from the Treasury Department of Puerto Rico. The Plan was amended subsequent to this opinion letter received from the Treasury Department of Puerto Rico. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with applicable provisions of the Puerto Rico Internal Revenue Code of 1994, as amended.

The Plan is exempt from United States income taxes under Section 1022(i)(1) of ERISA and from Puerto Rico income taxes under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (for applicable tax years).  The Puerto Rico Treasury Department has ruled that the terms of the Plan meet the requirements of this Section.  The effects of such qualification, maintained through the continued operations of the Plan, are to:

•	Exempt the Plan’s investment income from income taxes,

•	Allow the Plan Sponsor to deduct annual contributions, made in accordance with the Plan, for income tax purposes, and

•	Allow eligible employees (participants under the Plan) to exclude such contributions and income earned thereon, from their taxable income until distributed.

On January 31, 2011 the Puerto Rico Treasury Department enacted a new Internal Revenue Code, which requires qualification of the plan prior to the income tax return due date. The 2011 Puerto Rico Internal Revenue Code modifies rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The amendment to the Plan provider’s prototype or master plan will be finalized by April 14, 2014 to comply with the new tax code and will then be submitted for approval to the Puerto Rico Treasury Department by that date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4 .    Investments and Fair Value Measurements

Investments

The Plan has investments in Colgate-Palmolive Company Common Stock, mutual funds, and money market funds.

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2012	2011
Colgate-Palmolive Company Common Stock	$4,150,083	$3,402,248
Fidelity Advisor Government Income Class	903,921	933,784
Fidelity Advisor Growth Opportunities Fund	586,837	550,495
Fidelity Advisor Balanced Fund	427,556	369,442
Total	$6,068,397	$5,255,969

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

During 2012, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $595,444, as follows:

2012
Colgate-Palmolive Company Common Stock	$455,206
Mutual Funds	140,238
Total net appreciation (depreciation) in the fair value of investments	$595,444

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements establishes a fair value hierarchy that gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). When a price for an identical asset or liability is not observable an entity should use a valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. The fair value hierarchy within which the fair value measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of units held by the Plan at year end based upon quoted market prices.

Money market funds: Valued at the amounts of cash balances on deposit, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2012:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$4,150,083	$—	$4,150,083
Mutual funds:
Balanced funds	427,556	—	427,556
Growth funds	586,837	—	586,837
Fixed income funds	903,921	—	903,921
Money market funds	—	263,343	263,343
Total Investments at Fair Value	$6,068,397	$263,343	$6,331,740

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2011:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$3,402,248	$—	$3,402,248
Mutual funds:
Balanced funds	369,442	—	369,442
Growth funds	550,495	—	550,495
Fixed income funds	933,784	—	933,784
Money market funds	—	170,317	170,317
Total Investments at Fair Value	$5,255,969	$170,317	$5,426,286

5.    Reconciliation to Form 5500

At December 31, 2012, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $2,764 are not reflected in the financial statements.  For reporting to the Department of Labor, these amounts are reported as a liability on Form 5500.

At December 31, 2011, there were no reconciling items.

6.    Risks and uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.    Administrative fees

The Trustee receives administrative fees for the services performed under the Plan Agreement. Administrative fees for the year ended December 31, 2012 totaled $25,085 of which $4,722 were paid from forfeitures. The remaining balance was paid by the Plan Sponsor.

8.    Related Party Transactions

As of December 31, 2012 and 2011, the Plan held shares of common stock of Colgate-Palmolive, the Plan Sponsor's parent company.  Also, certain plan investments are units of participation in money market funds of Oriental Bank and Trust, the designated Trustee and Mid Atlantic Capital Corp., the Custodian.  These transactions qualify as party-in-interest transactions and are allowable under ERISA.

9.    Non-exempt transactions

At December 31, 2012, there were no non-exempt transactions.

10.	Subsequent events

Subsequent events were considered through June 27, 2013 which was the date the financial statements were available to be issued. On January 1, 2013, the Plan Sponsor adopted new provisions for the Plan, the most significant of which are summarized below:

•	Employees are eligible to participate in the plan upon hire.

•
The Employer matches participant contributions at the rate of 50% of the participant's pre-tax contributions, up to a maximum of 6% of participant compensation for employees with 0 to 4 years of service. For employees with more than 5 years of service the employer matches contributions at a rate of 75% of the participant's pre-tax contributions, up to a maximum of 6% of participant compensation.

•
To help offset the freeze to credited service under the pension plan and build a foundation of retirement income, Basic Retirement Contributions (BRCs) and Additional Basic Retirement Contributions (ABRCs) will be made. Employees do not need to make contributions to the Plan to receive these contributions. Basic Retirement Contributions will be based on both earnings and number of years of service with Colgate-Palmolive Company. Employees with less than 10 years of service will receive 4% of earnings and employees with 10 or more years of service will receive 5% of earnings. ABRCs will help with the transition to the new program and represent 1% of earnings. ABRCs are granted to employees hired prior to November 1, 2012.

•	The Plan will offer a wider range of investment options with different investment objectives and levels of risk.

•
Effective January 2, 2013 the Plan Sponsor designated Banco Popular de Puerto Rico to succeed Oriental Bank and Trust as Trustee of the Plan, Mercer HR Services, LLC to succeed Caribbean Pension Consultants, Inc. as Recordkeeper of the Plan and Mercer Trust Company to succeed Mid Atlantic Capital Corp. as Custodian of the Plan.

•
Effective January 2, 2013, certain of the Plan's investments in mutual funds were changed. As of December 31, 2012, the Plan was invested in and earned income on $1,918,313 in various mutual funds managed by Fidelity Advisors. These investments were redeemed and the proceeds were re-invested in similar mutual funds managed by Vanguard.

SIGNATURES

The Plan:
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE DE
PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date:	June 27, 2013	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date:	June 27, 2013	/s/ Lisa Rivera
Lisa Rivera
Finance Director Colgate-Palmolive De
Puerto Rico, Inc. and Member of the
Retirement Plan Committee

EIN: 22-2573943
PN: 001
SCHEDULE H

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

	Common Stock:

*	Colgate-Palmolive Co. Common Stock	39,699	shares	$3,700,382	$4,150,083

	Total Common Stock			$3,700,382	$4,150,083

	Mutual Funds:

	Fidelity Advisor Government Income Class	85,356	units		$903,921
	Fidelity Advisor Growth Opportunities Funds	14,113	units		$586,837
	Fidelity Advisor Balanced	25,710	units		$427,556

	Total Mutual Funds				$1,918,314

	Money Market Funds:

*	Mid Atlantic Capital Corp. Money Market Fund	$256,676			$256,676
*	Oriental Bank and Trust Money Market Fund	$6,667			6,667

	Total Money Market Funds				$263,343

	Plan Total			$3,700,382	$6,331,740

*	Represents a Party-In-Interest.